Item 4

ICICI Limited

Changes in Board of Directors of ICICI

The Board of Directors of ICICI Ltd. today considered and approved the following in respect of the constitution of the Board:

o Re-appointment of Mr. K. V. Kamath as MD and CEO for a further period of five years from May 1, 2001.

o Retirement of Mr. S. H. Bhojani from the Board with effect from April 22, 2001 (upon completion of his contract).

o Appointment of Mr. Anupam Puri, as a non-wholetime director on the Board with effect from May 3, 2001.

o Appointments of Ms. Kalpana Morparia and Mr. S. Mukherji as Executive Directors on the Board of the Company for a period of five years from May 1, 2001.

The appointment and re-appointment of the Directors will be subject to approval of the shareholders.

Mr. Kamath joined the Board of the Company as MD and CEO on May 1, 1996. Under his leadership ICICI has taken rapid strides to emerge as a leading financial services company in the private sector.

Mr. Bhojani (who attains the age of 58 years in the year 2001) joined ICICI in 1973 and headed several key departments of the company including corporate legal, accounts and taxation, secretarial, human resources and administration. He played a pivotal role in the setting up of several new companies in the group for entering new areas of business. The Board placed on record its appreciation of the valuable services rendered by him during his tenure.

Mr. Puri has recently retired from McKinsey and Co. after a distinguished career of over thirty years. Mr. Puri has worked extensively on public policy issues with governments and multilateral development agencies all over the world.

Ms. Kalpana Morparia joined ICICI in 1975 and has headed numerous departments including corporate legal, treasury, human resources, corporate communications and investor relations.

Mr. Mukherji joined ICICI in 1978 and has worked extensively in corporate credit and is currently heading the Major Client Group including the specialised divisions of Oil & Gas and Infrastructure in the company.

Except for the historical information contained herein, statements in this release which contain words or phrases such as "will", "would", "aim", "will likely result", "believe", "expect", "will continue", "anticipate", "estimate", "intend", "plan", "contemplate", "seek to", "future", "objective", "goal", "project", "should", "will pursue" and similar expressions or variations of such expressions may constitute "forward-looking statements". These forward-looking statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. These risks and uncertainties include, but are not limited to our ability to successfully implement our strategy, future levels of non-performing loans, our growth and expansion, the adequacy of our allowance for credit losses, technological changes, investment income, cash flow projections, our exposure to market risks, demand for various products and services offered by ICICI, as well as other risks detailed in the reports filed by ICICI Limited with the Securities and Exchange Commission of the United States.

ICICI undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date thereof.

For further press queries please contact Madhvendra Das at 653-6812 or mail to das@icici.com.

March 23, 2001

END